Exhibit 99.1

Qudian Inc. Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

XIAMEN, China, March 18, 2024/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company, today announced its unaudited financial results for the quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights:

•	Total revenues were RMB63.8 million (US$9.0 million), compared to RMB160.1 million for the same period of last year

•	Net loss attributable to Qudian’s shareholders was RMB117.1 million (US$16.5 million), compared to net income of RMB490.1 million for the same period of last year; net loss per diluted ADS was RMB0.57 (US$0.08) for the fourth quarter of 2023

•	Non-GAAP net loss attributable to Qudian’s shareholders was RMB 116.6 million (US$16.4 million), compared to Non-GAAP net income of RMB493.3 million for the same period of last year. We exclude share-based compensation expenses and convertible bonds buyback income from our non-GAAP measures. Non-GAAP net loss per diluted ADS was RMB0.57 (US$0.08) for the fourth quarter of 2023

Full Year 2023 Financial Highlights:

•	Total revenues were RMB126.3 million (US$17.8 million) for 2023, representing a decrease of 78.1% from 2022, primarily due to the winding down of the loan book business

•	Net income attributable to Qudian’s shareholders was RMB39.1 million (US$5.5 million), compared to a loss of RMB362.0 million in 2022; net income per diluted ADS was RMB0.18 (US$0.03) for 2023

•	Non-GAAP net income attributable to Qudian’s shareholders was RMB 44.1million (US$6.2 million), compared to a Non-GAAP loss of RMB347.9 million in 2022; non-GAAP net loss per diluted ADS was RMB0.20 (US$0.03) for 2023

“We are pleased to announce the exciting advancements in the development of our smart last-mile delivery business, which generated approximately RMB95.6 million in revenue in 2023,” stated Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “As we embark on 2024, our company remains agile, navigating market dynamics and seizing emerging business opportunities to foster long-term value for our esteemed shareholders. Our commitment to maintaining a robust balance sheet through prudent cash management is evident, with net assets totaling RMB11.7 billion as of December 31, 2023, including RMB8.8 billion in cash and cash equivalents, alongside time and structured deposits.”

Mr. Luo continued, “Looking ahead, we are enthusiastic about unveiling our strategic initiative to venture into new online and offline retail business that bridges Chinese supply chain advancements with discerning global consumers, complemented by a “Buy Now, Pay Later” solution. Detailed insights into these endeavors will be communicated in due course.”

“Considering our healthy balance sheet, we firmly believe the current market valuation fails to adequately reflect the intrinsic value and potential of Qudian. Consequently, our Board has approved a new share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024” Mr. Luo elaborated.

“As of March 13, 2024, the Company has cumulatively purchased 146.7 million ADSs for a total amount of approximately US$675.4 million (an average price of $4.6 per ADS). In the past 12 months ended March 13, the Company has in aggregate purchased 34.7 million ADSs in the open market,” Mr. Luo concluded, reaffirming the Company’s unwavering commitment to shareholder interests.

Fourth Quarter Financial Results

Total revenues were RMB63.8 million (US$9.0 million), representing a decrease of 60.1% from RMB160.1 million for the fourth quarter of 2022.

Financing income, penalty fee, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business.

Sales income and others increased to RMB63.8 million (US$9.0 million), which was mostly attributable to sales income generated by last-mile delivery business, compared with RMB19.3 million for the fourth quarter of 2022, which was mainly attributable to sales income generated by QD Food. We have completely wound down the QD Food business in 2023.

Total operating costs and expenses increased to RMB184.1 million (US$25.9 million) from RMB108.8 million for the fourth quarter of 2022.

Cost of revenues increased to RMB78.4 million (US$11.0 million), which was mostly derived from cost related to last-mile delivery business, compared with RMB73.7 million for the fourth quarter of 2022, which was mainly derived from cost related to QD Food business. We have wound down the QD Food business.

Sales and marketing expenses decreased by 93.7% to RMB1.2 million (US$0.2 million) from RMB18.5 million for the fourth quarter of 2022, primarily due to the winding down of QD Food business.

General and administrative expenses increased by 12.4% to RMB76.2 million (US$10.7 million) from RMB67.8 million for the fourth quarter of 2022, primarily due to the increase in third-party professional services fees and travel expenses.

Research and development expenses increased by 534.5% to RMB16.1 million (US$2.3 million) from RMB2.5 million for the fourth quarter of 2022, primarily due to the increase in staff head count as the Company continues to explore new business opportunities, which led to a corresponding increase in staff salaries.

Expected credit loss for receivables and other assets was RMB9.3 million (US$1.3 million) as compared to a gain of RMB140.7 million for the fourth quarter of 2022, primarily due to credit loss for other assets.

Loss from operations was RMB107.2 million (US$15.1 million), compared to an income of RMB66.1 million for the fourth quarter of 2022.

Interest and investment income, net decreased by 93.6% to RMB14.3 million (US$2.0 million) from RMB224.1 million for the fourth quarter of 2022, mainly due to the decrease in market value of investments in the fourth quarter of 2023.

Loss on derivative instrument was RMB35.5 million (US$5.0 million), compared to a gain of RMB262.0 million for the fourth quarter of 2022, primarily due to the decrease in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net loss attributable to Qudian’s shareholders was RMB117.1 million (US$16.5 million). Net loss per diluted ADS was RMB0.57 (US$0.08).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB116.6 million (US$16.4 million). Non-GAAP net loss per diluted ADS was RMB0.57 (US$0.08).

Full Year 2023 Financial Results

Total revenues were RMB126.3 million (US$17.8 million), a decrease of 78.1% from RMB577.5 million for 2022.

Financing income, penalty fee, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business.

Sales income and others increased to RMB126.3 million (US$17.8 million), which was mostly attributable to sales income generated by last-mile delivery business, compared with RMB82.6 million for 2022, which was mainly attributable to sales income generated by QD Food.

Total operating costs and expenses decreased by 45.4% to RMB515.7 million (US$72.6 million) from RMB944.2 million for 2022.

Cost of revenues decreased by 58.2% to RMB160.1 million (US$22.6 million) from RMB383.1 million for 2022, primarily due to the winding down of the QD Food business, partially offset by an increase in cost from last-mile delivery business.

Sales and marketing expenses decreased by 98.6% to RMB3.8 million (US$0.5 million) from RMB271.6 million for 2022, primarily due to the winding down of QD Food business.

General and administrative expenses decreased by 4.8% to RMB273.6 million (US$38.5 million) from RMB287.5 million for 2022, primarily due to the decrease in staff head count as the Company wound down its loan book business and QD Food business, which led to a corresponding decrease in staff salaries.

Research and development expenses decreased by 18% to RMB47.8 million (US$6.7 million) from RMB58.3 million for 2022. The decrease was primarily due to the decrease in staff head count as the Company wound down its loan book business and QD Food business, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Expected credit loss for receivables and other assets was RMB24.7 million (US$3.5 million) as compared to a gain of RMB221.1 million for 2022, primarily due to credit loss for other assets.

Loss from operations was RMB331.0 million (US$46.6 million) compared to RMB329.5 million for 2022.

Interest and investment income, net increased by 126.3% to RMB255.3 million (US$36.0 million) from RMB112.8 million for 2022, mainly due to the increase of income from bank deposits and investments in 2023.

Gain on derivative instrument was RMB153.8 million (US$21.7 million), compared to a loss of RMB70.4 million for 2022, primarily attributable to the realized investment income from derivative instruments we sold.

Net income attributable to Qudian’s shareholders was RMB39.1 million (US$5.5 million), compared to a loss of RMB362.0 million. Net income per diluted ADS was RMB0.18 (US$0.03) for 2023.

Non-GAAP net income attributable to Qudian’s shareholders was RMB44.1 million (US$6.2 million), compared to a loss of RMB347.9 million. Non-GAAP net income per diluted ADS was RMB0.20 (US$0.03) for 2023.

Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents of RMB7,207.3 million (US$1,015.1 million) and restricted cash of RMB59.4 million (US$8.4 million).

For the fourth quarter of 2023, net cash provided by operating activities was RMB139.9 million (US$19.7 million), mainly due to proceeds from interest income. Net cash used by investing activities was RMB16.8 million (US$2.4 million), mainly due to the purchase of property and equipments. Net cash used in financing activities was RMB107.1 million (US$15.1 million), mainly due to the repurchase of ordinary shares.

For the full year of 2023, net cash provided by operating activities was RMB352.0 million (US$49.6 million), mainly due to proceeds from settlement of trust incomes related to the loan book business and interest on deposits. Net cash provided by investing activities was RMB3,895.4 million (US$548.7 million), mainly due to the net proceeds from the redemption of short-term investments. Net cash used in financing activities was RMB566.0 million (US$79.7 million), mainly due to the repayment of short-term borrowings and repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company introduced a pioneering strategic venture into last-mile delivery services. The Company operates such business under the brand name of “Fast Horse.”

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to March 13, 2024, the Company has in aggregate purchased 56.7 million ADSs in the open market for a total amount of approximately US$94.2 million (an average price of $1.7 per ADS) pursuant to the share repurchase program.

Subsequently, our Board has approved a new share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024, in addition to the existing share repurchase program established on June 13, 2022, scheduled to conclude on June 12, 2024.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers’ demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income, which is non-cash and non-recurring. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	29,276	-	-
Sales commission fee	-	-	-
Sales income and others	19,305	63,794	8,985
Penalty fee	3,966	-	-
Loan facilitation income and other related income	4,942	-	-
Transaction services fee and other related income	102,580	-	-
Total revenues	160,069	63,794	8,985
Operating cost and expenses:
Cost of revenues	(73,653)	(78,363)	(11,037)
Sales and marketing	(18,520)	(1,167)	(164)
General and administrative	(67,764)	(76,173)	(10,729)
Research and development	(2,538)	(16,103)	(2,268)
Changes in guarantee liabilities and risk assurance liabilities(1)	16,857	-	-
Expected credit gain/(loss) for receivables and other assets	140,726	(9,266)	(1,305)
Impairment loss from other assets	(103,950)	(3,054)	(430)
Total operating cost and expenses	(108,842)	(184,126)	(25,933)
Other operating income	14,858	13,086	1,843
Income/(Loss) from operations	66,085	(107,246)	(15,105)
Interest and investment income, net	224,055	14,347	2,021
Gain/(Loss) from equity method investments	12,839	(1,778)	(250)
Gain/(Loss) on derivative instruments	262,049	(35,480)	(4,997)
Foreign exchange loss, net	(1,639)	(1,390)	(196)
Other income	254	84	12
Other expenses	-	(2,930)	(413)
Net income/(loss) before income taxes	563,643	(134,393)	(18,928)
Income tax expenses	(73,540)	17,319	2,439
Net income/(loss)	490,103	(117,074)	(16,489)
Net profit attributable to non-controlling interest shareholders	-	-	-
Net income/(loss) attributable to Qudian Inc.’s shareholders	490,103	(117,074)	(16,489)
Earnings/(Loss) per share for Class A and Class B ordinary shares:
Basic	2.07	(0.57)	(0.08)
Diluted	2.07	(0.57)	(0.08)
Earnings/(Loss) per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	2.07	(0.57)	(0.08)
Diluted	2.07	(0.57)	(0.08)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	236,882,380	204,075,368	204,075,368
Diluted	236,882,380	207,646,764	207,646,764
Other comprehensive loss:
Foreign currency translation adjustment	(23,059)	(38,011)	(5,354)
Total comprehensive income/(loss)	467,044	(155,085)	(21,843)
Less: total comprehensive profit attributable to non-controlling interest shareholders	-	-	-
Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders	467,044	(155,085)	(21,843)

Note：
(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”,  and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.
Unaudited Condensed Consolidated Statements of Operations
	Year ended December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	308,717	-	-
Sales commission fee	115	-	-
Sales income and others	82,616	126,338	17,794
Penalty fee	53,445	-	-
Loan facilitation income and other related income	18,809	-	-
Transaction services fee and other related income	113,790	-	-
Total revenues	577,492	126,338	17,794
Operating cost and expenses:
Cost of revenues	(383,091)	(160,114)	(22,552)
Sales and marketing	(271,611)	(3,796)	(535)
General and administrative	(287,457)	(273,589)	(38,534)
Research and development	(58,275)	(47,763)	(6,727)
Changes in guarantee liabilities and risk assurance liabilities(1)	103,991	-	-
Expected credit gain/(loss) for receivables and other assets	221,121	(24,654)	(3,472)
Impairment loss from other assets	(268,927)	(5,800)	(817)
Total operating cost and expenses	(944,249)	(515,716)	(72,637)
Other operating income	37,255	58,368	8,221
Loss from operations	(329,502)	(331,010)	(46,622)
Interest and investment income, net	112,816	255,333	35,963
Gain from equity method investments	13,998	3,207	452
(Loss)/Gain on derivative instruments	(70,420)	153,835	21,667
Foreign exchange gain/(loss), net	250	(2,932)	(413)
Other income	19,833	29,005	4,085
Other expenses	(16,599)	(5,965)	(840)
Net (loss)/income before income taxes	(269,624)	101,473	14,292
Income tax expenses	(92,428)	(62,340)	(8,780)
Net (loss)/income	(362,052)	39,133	5,512
Less: net loss attributable to non-controlling interest shareholders	(88)	-	-
Net (loss)/income attributable to Qudian Inc.’s shareholders	(361,964)	39,133	5,512
(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	(1.47)	0.18	0.03
Diluted	(1.47)	0.18	0.03
(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(1.47)	0.18	0.03
Diluted	(1.47)	0.18	0.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	246,024,592	217,281,512	217,281,512
Diluted	246,024,592	220,456,063	220,456,063
Other comprehensive gain:
Foreign currency translation adjustment	13,037	21,830	3,075
Total comprehensive (loss)/income	(349,015)	60,963	8,587
Less: total comprehensive loss attributable to non-controlling interest shareholders	(88)	-	-
Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	(348,927)	60,963	8,587

Note：

(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”,  and the change in risk assurance liabilities accounted in accordance with ASC 450,“Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,486,376	7,207,343	1,015,133
Restricted cash	86,372	59,435	8,371
Time and structured deposit	1,207,902	1,554,121	218,893
Short-term investments	4,170,403	642,894	90,550
Accounts receivables	-	25,877	3,645
Short-term finance lease receivables	1,381	-	-
Other current assets	2,106,092	670,277	94,406
Total current assets	11,058,526	10,159,947	1,430,998
Non-current assets:
Right-of-use assets	103,142	164,585	23,181
Investment in equity method investee	133,058	136,804	19,269
Long-term investments	217,046	210,591	29,661
Property and equipment, net	773,886	1,308,338	184,276
Intangible assets	9,701	3,093	436
Other non-current assets	451,076	498,838	70,260
Total non-current assets	1,687,909	2,322,249	327,083
TOTAL ASSETS	12,746,435	12,482,196	1,758,081

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	29,062	-	-
Short-term lease liabilities	6,311	29,938	4,217
Derivative instruments-liability	163,129	312,870	44,067
Accrued expenses and other current liabilities	295,675	299,836	42,231
Income tax payable	90,753	111,842	15,753
Total current liabilities	584,930	754,486	106,268
Non-current liabilities:
Deferred tax liabilities, net	2,118	-	-
Long-term lease liabilities	426	39,759	5,600
Long-term borrowings and interest payables	116,249	-	-
Total non-current liabilities	118,793	39,759	5,600
Total liabilities	703,723	794,245	111,868
Shareholders’ equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(486,955)	(899,628)	(126,710)
Additional paid-in capital	4,036,197	4,033,146	568,055
Accumulated other comprehensive loss	(45,960)	(24,130)	(3,399)
Retained earnings	8,539,254	8,578,387	1,208,242
Total shareholders’ equity	12,042,712	11,687,951	1,646,213
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,746,435	12,482,196	1,758,081

QUDIAN INC.
Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net income/(loss) attributable to Qudian Inc.’s shareholders	490,103	(117,074)	(16,489)
Add: Share-based compensation expenses	3,376	500	70
Less: Convertible bonds buyback income	184	-	-
Non-GAAP net income/(loss) attributable to Qudian Inc.’s shareholders	493,295	(116,574)	(16,419)
Non-GAAP net income/(loss) per share—basic	2.08	(0.57)	(0.08)
Non-GAAP net income/(loss) per share—diluted	2.08	(0.57)	(0.08)
Weighted average shares outstanding—basic	236,882,380	204,075,368	204,075,368
Weighted average shares outstanding—diluted	236,882,380	207,646,764	207,646,764

	Year ended December 31,
(In thousands except for number	2022	2023
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	(361,964)	39,133	5,512
Add: Share-based compensation expenses	24,054	4,936	695
Less: Convertible bonds buyback income	10,028	-	-
Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	(347,938)	44,069	6,207
Non-GAAP net (loss)/income per share—basic	(1.41)	0.20	0.03
Non-GAAP net (loss)/income per share—diluted	(1.41)	0.20	0.03
Weighted average shares outstanding—basic	246,024,592	217,281,512	217,281,512
Weighted average shares outstanding—diluted	246,024,592	220,456,063	220,456,063